FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

ITI 401(k) Plan
1907 Calumet Street
Clearwater, FL 33765-7190

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITI 401(k) Plan

By: Patti Gommer
Name: Patti Gommer
Title: Accounting Manager

Date: June 27, 2005

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Registered Public Accounting Firm

ITI 401(k) Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 24, 2005, relating to the statements of net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2004 and 2003 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2004 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4a – schedule of nonexempt transactions for delinquent participant contributions for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the ITI 401(k) Plan.

KPMG LLP

June 24, 2005

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

ITI 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Company Accounting Firm

The Plan Administrator and Participants
ITI 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ITI 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ITI 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Out audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 and Schedule H, line 4a – schedule of nonexempt transactions for delinquent participant contributions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 24, 2005

ITI 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

		2004	2003
Assets:			
Investments, at fair value (note 3):			
Money market fund	$	940,270	761,269
Mutual funds		4,400,219	3,584,129
Common stock		150,766	111,736
Participant loans		224,190	198,981
Total investments		5,715,445	4,656,115
Receivables:			
Employer contributions		22,907	17,079
Participants contributions		49,240	41,831
Accrued investment income		1,792	—
Total receivables		73,939	58,910
Liabilities:			
Payable for excess contributions		1,958	—
Total liabilities		1,958	—
Net assets available for plan benefits	$	5,787,426	4,715,025

See accompanying notes to financial statements.

ITI 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	452,096
Dividends and interest		114,713
Interest on participant loans		10,872
Total investment income		577,681
Contributions:		
Participants		501,430
Employer		243,269
Rollovers		8,947
Total contributions		753,646
Benefits paid to participants		(255,911)
Administrative expenses		(3,015)
Net increase		1,072,401
Net assets available for benefits at:		
Beginning of year		4,715,025
End of year	$	5,787,426

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the ITI 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed in accordance with Section 401(k) of the Internal Revenue Code (the IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted as a defined contribution plan, covering employees of Instruments Transformers, Inc. (the Company), whose ultimate parent is General Electric Company (GE).

All employees, who have reached the age of 21 and who have completed at least one year of service, are eligible for participation in the Plan.

Contributions

Employees contribute to the Plan based on the amount they have specified in a salary deferral agreement. The Plan was amended, effective January 2001, to allow participants to contribute up to the maximum percentage allowed by IRS guidelines of total eligible employee compensation for the year. The total amount of allowed eligible employee compensation for 2004 and 2003 was $13,000 and $12,000, respectively. The Company matches 50% of participant contributions up to 14% of eligible compensation.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contributions plus earnings is based on years of continuous service. A participant is 100% vested after six years of credited service effective January 1, 2002.

Participant Accounts

The benefits to which a Plan participant is entitled are the vested benefits that can be provided by contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Investments are fully participant-directed.

Forfeitures

Forfeitures of non-vested accounts are available to reduce future employer matching contributions. Unapplied forfeitures totaled $0 and $19 at December 31, 2004 and 2003 respectively. In 2004, forfeitures of $2,559 were used to reduce employer-matching contributions.

Participant Loans

The Plan was amended as of March 1, 2002 to allow participants to borrow from the Plan for any purpose. Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of all loans from the Plan during the past 12 months or 50% of their vested account balance. Loans are limited to one loan per year from any vested source.

The period of any loan is generally up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence, for which a longer repayment term is permissible. Loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan Administrator to be reasonable, based on similar types of loans from other vendors. Repayment is made through automatic payroll deduction after taxes have been withheld.

Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account, or monthly installments over a period not exceeding the life expectancy of the participant or the joint life expectancy of the participant and a designated beneficiary.

Expenses

The Company pays plan expenses related to trust fees, distribution fees and annual maintenance of the GE stock fund. The participant's pay all other fees related to the plan.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. GE Common Stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year-end. The money market fund is valued at cost, which approximates fair value.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accruals basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

(3) Investments

The fair values of individual investments as of December 31, 2004 and 2003 are as follows:

		2004		2003	
Money market fund:					
Franklin Cash Reserves Fund	$	940,270	*	761,269	*
Mutual funds:					
Franklin U.S. Government Securities Fund		382,876	*	337,121	*
Franklin Templeton Mutual Qualified Fund		923,259	*	737,155	*
Franklin Flex Cap Growth Fund		490,826	*	461,872	*
Franklin Balance Sheet Investment Fund		667,089	*	463,030	*
Franklin Small-Mid Cap Growth Fund		411,518	*	325,111	*
Franklin Templeton Mutual Discovery Fund		359,268	*	324,454	*
Templeton Foreign Fund		61,712		36,018	
Franklin Templeton Conservative Target Fund		205,015		181,714	
Franklin Templeton Moderate Target Fund		459,104	*	370,973	*
Franklin Templeton Growth Target Fund		320,785	*	245,972	*
UBS S&P 500 Index Fund		118,767		100,709	
Total mutual funds		4,400,219		3,584,129	
Common Stock:					
GE Company		150,766		111,736	
Participant loans		224,190		198,981	
Total investments	$	5,715,445		4,656,115	

* Represents 5% or more of Plan's net assets.

During the year, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

Common stock	$	22,874
Mutual funds		429,222
	$	452,096

(4) Risks and Uncertainties

The Plan offers a number of investment options to participants including GE Common Stock and a variety of investment funds. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which principally invests in a single security.

(5) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated January 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balance, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(7) Prohibited Transactions

During the year ended December 31, 2004, the Company failed to remit certain participant contributions to the Plan on a timely basis, which is considered a prohibited transaction. During 2005, the Company reimbursed participants for lost earnings.

(8) Related Party Transactions (Parties in Interest)

The majority of Plan investments are mutual funds and a money market fund administered by Franklin Templeton Investor Services LLC. Franklin Templeton Investor Services LLC., is the record keeper and custodian of the Plan. An investment in the Plan is an investment fund comprised primarily of shares of Common Stock issued by GE. GE is the ultimate parent of the Company and, therefore, these transactions qualify as parties in interest. Fees paid by the Plan to the trustee for administrative services are included in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 2004. Fees paid for the investment manager are included in the net asset values of the fund as a component of net appreciation in the statement of changes in net assets available for benefits.

ITT 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2004

	Identity of issuer, borrower, lessor or similar party	Description of investments	Number of Shares		Fair value
*	Franklin Cash Reserves Fund	Money market fund	940,270	$	940,270
*	Franklin U.S. Government Securities Fund	Mutual fund	57,489		382,876
*	Franklin Templeton Mutual Qualified Fund	Mutual fund	47,566		923,259
*	Franklin Flex Cap Growth Fund	Mutual fund	12,975		490,826
*	Franklin Balance Sheet Investment Fund	Mutual fund	11,450		667,089
*	Franklin Small-Mid Cap Growth Fund	Mutual fund	12,047		411,518
*	Franklin Templeton Mutual Discovery Fund	Mutual fund	14,920		359,268
*	Templeton Foreign Fund	Mutual fund	5,017		61,712
*	Franklin Templeton Conservative Target Fund	Mutual fund	16,427		205,015
*	Franklin Templeton Moderate Target Fund	Mutual fund	36,178		459,104
*	Franklin Templeton Growth Target Fund	Mutual fund	24,357		320,785
	UBS S&P 500 Index Fund	Mutual fund	8,471		118,767
*	GE Company	Common Stock	19,280		150,767
*	Participant loans	56 Loans to participants with interest rates of 5.00% to 5.75 %	—		224,190
				$	5,715,445

* Party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

ITI 401(k) PLAN

Schedule H, Line 4a– Schedule of Nonexempt Transactions
for Delinquent Participant Contributions

Year ended December 31, 2004

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction including rate of interest		(d) Amount on line 4(a)	(e) Lost interest
Instrument Transformers, Inc.	Plan sponsor	2004 employee deferrals and loan repayments not deposited to Plan in a timely manner.	$	37,485	53

It was noted that there were unintentional delays by the Company in submitting 2004 employee deferrals and loan repayments to the trustee. The Company reimbursed the Plan for lost earnings, in the amount of $53, during 2005.

See accompanying Report of Independent Registered Public Accounting Firm.